Exhibit (h)(3)

ADVISORY EXPENSE WAIVER AGREEMENT

Money Management Advisers, Inc.
1001 Nineteenth Street, North
Arlington, Virginia   22209

April 1, 2003

FBR Fund for Government Investors
4922 Fairmont Avenue
Bethesda, MD  20814

Re:       Advisory Expense Waiver Agreement

Dear Sirs:

This will confirm the advisory expense waiver agreement (the "Agreement") between FBR Fund for Government Investors (the "Fund") and Money Management Advisers, Inc. (the "Adviser").

1.          Advisory Expense Waiver. To the extent that the administration expense fee under the Service Agreement dated November 1, 2002, as amended April 1, 2003, is 0.35%, the Adviser has agreed to waive 10 basis points of the investment advisory fee payable to the Adviser under the Investment Advisory Contract dated April 1, 2001 between the Adviser and the Fund.

2.          Term and Termination.  This Agreement shall become effective on the date above written and shall continue indefinitely so long as the Administration expense of the Fund is 0.35% as set forth in Section 1. In addition, this Agreement will terminate automatically in the event of the termination of the Investment Advisory Contract between the Adviser and the Fund.

3.          Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, provided that nothing herein shall be construed in a manner inconsistent with the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or rules, orders or interpretations of the Securities and Exchange Commission or its staff thereunder.

4.          Severability.  If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

5.          Limitation of Liability.  It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Fund personally, but shall bind only the property of the Fund.  This Agreement has been signed and delivered by an officer of the Fund, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the property of the Fund, as provided in the Fund's Trust Instrument dated January 25, 1996, as amended from time to time.

If the foregoing is in accordance with your understanding of the Agreement between us, please indicate your approval by signing and returning a copy of this letter to the Adviser at the address above.

Very truly yours,

MONEY MANAGEMENT ADVISERS

Money Management Advisers, Inc.,

By: /s/ Webb C. Hayes, IV
Webb C. Hayes, IV
Agreed to:

FBR FUND FOR GOVERNMENT INVESTORS

By: /s/ Susan L. Silva
Susan L. Silva